

April 4, 2011

Mr. Steven Willard
Chief Executive Officer
Flamel Technologies, S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

> **Re: Flamel Technologies, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **File No. 000-28508**

Dear Mr. Willard:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Amy Bowerman Freed, Esq.
    Hogan Lovells US LLP
    875 Third Avenue
    New York, New York 10022